Exhibit 1

VIVUS, Inc. Timothy E. Morris Chief Financial Officer morris@vivus.com Investor Relations: The Trout Group Brian Korb bkorb@troutgroup.com 646-378-2923	Proxy Solicitor: Morrow & Co., LLC Joseph J. Mills jmills@morrowco.com 203-658-9423 Media Relations: Joele Frank, Wilkinson Brimmer Katcher Matthew Sherman msherman@joelefrank.com 212-355-4449

VIVUS REMINDS STOCKHOLDERS TO VOTE THE GOLD PROXY CARD BY

TELEPHONE OR INTERNET TODAY

VIVUS’s Board and Management Team Successfully Executing on the Right Strategy to

Maximize Stockholder Value

MOUNTAIN VIEW, Calif., July 11, 2013 — VIVUS, Inc. (Nasdaq:VVUS) (the “Company”), a pharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity and sexual health, today reiterated its recommendation that all stockholders vote “FOR” the Company’s director nominees at VIVUS’s Annual Meeting of Stockholders, which will be held on July 15, 2013.

As VIVUS’s 2013 Annual Meeting of Stockholders is fast approaching, it is extremely important that stockholders vote as soon as possible — no matter how many or how few shares they own.  Even if stockholders have already voted using the white proxy card, they have the right to change their vote to the GOLD proxy card and support VIVUS’s director nominees.

Since time is short, the Company asks that stockholders please vote by telephone or Internet according to the instructions on the GOLD proxy card.  Voting by telephone or Internet is the best way for stockholders to ensure that their votes will be counted.

VOTE FOR THE BOARD THAT IS CREATING VALUE AND DELIVERING RESULTS

VIVUS’s Board and Management Team are Successfully Executing a Plan to Unlock the Full Potential of Qsymia and Maximize Stockholder Value

•                  VIVUS’s Board and management team launched Qsymia® (phentermine and topiramate extended-release) capsules CIV in approximately 8,000 certified retail pharmacies on July 1, 2013, ahead of schedule, and are executing additional strategies to support Qsymia’s ongoing rollout to consumers.

•                  VIVUS’s Board and management team are in the midst of critical discussions with large pharmaceutical companies to effectively increase the Company’s primary care physician outreach for Qsymia, and are working with the FDA on a direct-to-consumer (DTC) advertising campaign, which will launch in Fall 2013.

•                  VIVUS’s Board and management team are making significant progress in broadening reimbursement coverage and establishing medical obesity as a drug treatment category.  VIVUS recently amended its agreements with the country’s two largest pharmacy benefit managers (PBMs), Express Scripts and Medco Health Solutions, whereby Qsymia will be available in either a tier-2 or tier-3 position.  Under the amended agreements, patients covered by Express Scripts and Medco with benefits where Qsymia is offered on tier-2 should expect to pay an estimated $25.00 to $30.00 for their co-payment for a monthly prescription of Qsymia.

•                  VIVUS’s highly qualified and experienced Board and management team have critical institutional knowledge of Qsymia, as well as relationships with regulators, medical associations, payors, policy makers, medical key opinion leaders, prescribing physicians, and large pharmaceutical companies that are invaluable at this critical juncture.

•                  VIVUS’s Board and management team achieved approval of SPEDRA™ (avanafil) (the EU name for STENDRA™) in Europe and reached an agreement with Menarini Group to commercialize and promote SPEDRA in more than 40 European countries, Australia and New Zealand.

* We believe a vote for First Manhattan Co. (FMC) is a vote for risk.

* FMC’s “plan” — to the extent they have one — appears to revolve solely around doing things that the VIVUS Board and management team are already doing, “fixing” things that aren’t broken, or making wholesale changes without an understanding of our business and industry.

* Sam Colin is an investor who has never run a pharmaceutical company and his hand-picked slate of director nominees lacks executive experience in pharmaceutical commercialization.

* We believe FMC’s plan to “re-launch” Qsymia would, at best, set back our commercialization progress by six months to a year, or, at worst, derail the Qsymia opportunity forever.  Don’t be fooled by FMC.  They offer no new plan, only uncertainty and delay.

PROTECT YOUR INVESTMENT — VOTE FOR THE VIVUS DIRECTOR NOMINEES ON

THE GOLD PROXY CARD TODAY

VIVUS stockholders are reminded that their vote is extremely important, no matter how many or how few shares they own. Whether or not you plan to attend the Annual Meeting, you have an opportunity to protect your investment in VIVUS by voting the GOLD proxy card.  Please do not return or otherwise vote any white proxy card sent to you by FMC.

If you have any questions, or would like assistance

in voting your GOLD proxy card, please contact:

Call Toll Free: (800) 607-0088

Call Collect: (203) 658-9400

E-mail: vivusinfo@morrowco.com

Deutsche Bank Securities Inc. is serving as financial advisor, Hogan Lovells US LLP is serving as legal advisor, and Morrow & Co., LLC is serving as proxy solicitor to the Company.

About Qsymia

Qsymia® (phentermine and topiramate extended-release) capsules CIV is approved in the U.S. and is indicated as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults with an initial body mass index (BMI) of 30 kg/m2 or greater (obese) or 27 kg/m2 or greater (overweight) in the presence of at least one weight-related medical condition such as high blood pressure, type 2 diabetes, or high cholesterol.

The effect of Qsymia on cardiovascular morbidity and mortality has not been established. The safety and effectiveness of Qsymia in combination with other products intended for weight loss, including prescription and over-the-counter drugs, and herbal preparations, have not been established.

Important Safety Information

Qsymia (phentermine and topiramate extended-release) capsules CIV is contraindicated in pregnancy; in patients with glaucoma; in hyperthyroidism; in patients receiving treatment or within 14 days following treatment with monoamine oxidase inhibitors (MAOIs); or in patients with hypersensitivity to sympathomimetic amines, topiramate, or any of the inactive ingredients in Qsymia.

Qsymia can cause fetal harm. Females of reproductive potential should have a negative pregnancy test before treatment and monthly thereafter and use effective contraception consistently during Qsymia therapy. If a patient becomes pregnant while taking Qsymia, treatment should be discontinued immediately, and the patient should be informed of the potential hazard to the fetus.

The most commonly observed side effects in controlled clinical studies, 5% or greater and at least 1.5 times placebo, include paraesthesia, dizziness, dysgeusia, insomnia, constipation, and dry mouth.

About Avanafil

STENDRA™, or avanafil, is approved by the FDA for the treatment of erectile dysfunction, or ED, in the U.S. VIVUS, through collaboration arrangements with third parties, intends to market and sell STENDRA in the U.S. and under the trade name SPEDRA™ in the EU and other territories outside the U.S. Avanafil is licensed from Mitsubishi Tanabe Pharma Corporation (MTPC). VIVUS owns worldwide development and commercial rights to avanafil for the treatment of sexual dysfunction, with the exception of certain Asian Pacific Rim countries.

VIVUS has granted an exclusive license to the Menarini Group through its subsidiary Berlin-Chemie AG to commercialize and promote SPEDRA for the treatment of erectile dysfunction in over 40 European countries plus Australia and New Zealand. VIVUS is currently in discussions with potential partners to commercialize STENDRA in the United States and other territories throughout the world.

It is recommended that STENDRA should be taken approximately 30 minutes before sexual activity. STENDRA should not be taken more than once per day. For more information about STENDRA, please visit www.Stendra.com.

Important Safety Information

STENDRA (avanafil) is prescribed to treat erectile dysfunction (ED).

Do not take STENDRA if you take nitrates, often prescribed for chest pain, as this may cause a sudden, unsafe drop in blood pressure.

Discuss your general health status with your healthcare provider to ensure that you are healthy enough to engage in sexual activity. If you experience chest pain, nausea, or any other discomforts during sex, seek immediate medical help.

STENDRA may affect the way other medicines work. Tell your healthcare provider if you take any of the following; medicines called HIV protease inhibitors, such as ritonavir (Norvir®), indinavir (Crixivan®), saquinavir (Fortavase® or Invirase®) or atazanavir (Reyataz®); some types of oral antifungal medicines, such as ketoconazole (Nizoral®), and itraconazole (Sporanox®); or some types of antibiotics, such as clarithromycin (Biaxin®), telithromycin (Ketek®), or erythromycin.

In the rare event of an erection lasting more than 4 hours, seek immediate medical help to avoid long-term injury.

In rare instances, men taking PDE5 inhibitors (oral erectile dysfunction medicines, including STENDRA) reported a sudden decrease or loss of vision. It is not possible to determine whether these events are related directly to these medicines or to other factors. If you experience sudden decrease or loss of vision, stop taking PDE5 inhibitors, including STENDRA, and call a doctor right away.

Sudden decrease or loss of hearing has been rarely reported in people taking PDE5 inhibitors, including STENDRA. It is not possible to determine whether these events are related directly to the PDE5 inhibitors or to other factors. If you experience sudden decrease or loss of hearing, stop taking STENDRA and contact a doctor right away. If you have prostate problems or high blood pressure for which you take medicines called alpha blockers or other anti-hypertensives, your doctor may start you on a lower dose of STENDRA.

Drinking too much alcohol when taking STENDRA may lead to headache, dizziness, and lower blood pressure.

STENDRA in combination with other treatments for ED is not recommended.

STENDRA does not protect against sexually transmitted diseases, including HIV.

The most common side effects of STENDRA are headache, flushing, runny nose and congestion.

Please see full patient prescribing information for STENDRA (50 mg, 100 mg, 200 mg) tablets.

About VIVUS

VIVUS is a biopharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity, sleep apnea, diabetes and sexual health. For more information about the company, please visit www.vivus.com.

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “predict,” “opportunity” and “should,” among others. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. VIVUS does not undertake an obligation to update or revise any forward-looking statements. Investors should read the risk factors set forth in VIVUS’s Form 10-K for the year ending December 31, 2012, as amended by the Form 10-K/A filed on April 30, 2013 and by the Form 10-K/A filed on June 12, 2013, and periodic reports filed with the Securities and Exchange Commission (the “SEC”).

Important Additional Information

On June 3, 2013, VIVUS filed a definitive proxy statement and GOLD proxy card with the SEC in connection with the solicitation of proxies for its 2013 Annual Meeting of Stockholders. Stockholders are strongly advised to read VIVUS’s 2013 proxy statement because it contains important information. Stockholders may obtain a free copy of the 2013 proxy statement and other documents that the Company files with the SEC from the SEC’s website at www.sec.gov or VIVUS’s website at www.vivus.com.